UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  February 2004

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                54 Lombard Street
                                 London EC3P 3AH
                                     England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX
                                 -------------

Exhibit No.
----------

    1.          Base Rate Change dated 5 February 2004
    2.          Director Shareholding dated 10 February 2004
    3.          Inv. Property Databank-update dated 11 February 2004
    4.          Property Index Certificates dated 13 February 2004
    5.          Transaction in Own Shares dated 13 February 2004
    6.          Transaction in Own Shares dated 16 February 2004
    7.          Director Shareholding dated 16 February 2004
    8.          Transaction in Own Shares dated 16 February 2004
    9.          Inv. Property Databank-update dated 17 February 2004
    10.         Transaction in Own Shares dated 18 February 2004
    11.         Transaction in Own Shares 23 February 2004
    12.         Directors' Interests dated 23 February 2004
    13.         Transaction in Own Shares dated 24 February 2004
    14.         Transaction in Own Shares dated 24 February 2004
    15.         Transaction in Own Shares dated 24 February 2004
    16.         Transaction in Own Shares dated 24 February 2004
    17.         Transaction in Own Shares dated 25 February 2004
    18.         Directors' Interests dated 25 February 2004
    19.         Transaction in Own Shares dated 25 February 2004
    20.         Transaction in Own Shares dated 26 February 2004
    21.         Inv. Property Databank-update dated 26 February 2004
    22.         Transaction in Own Shares dated 26 February 2004

Exhibit No. 1

                                                                05 February 2004

                       BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 4.00 per cent with effect from today,

05 February 2004.

Exhibit No. 2                                                   10 February 2004

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 9 February 2004 that on 9 February 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 513.50p per share:

Director                       Number of Shares

Mr G A Hoffman                       24
Mr C J Lendrum                       24
Mr D L Roberts                       24
Mr J S Varley                        24

The revised total shareholding for each director following these transactions, is as follows:

Director                 Beneficial Holding           Non Beneficial Holding
Mr G A Hoffman                126,492                            -
Mr C J Lendrum                224,504                            -
Mr D L Roberts                 62,082                            -
Mr J S Varley                 303,783                            -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 82,797,943 ordinary shares in Barclays PLC. Mr G A Hoffman, Mr C J Lendrum, Mr D L Roberts and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3

             Investment Property Databank - Update to December 2003


Progress Report No 1, 11 February 2004

At this point in the update, we have collected end-2003 capital value information from all clients. The records on capital and revenue flows for some funds are now being completed, and all inputs being checked. These provisional figures are therefore based on unconfirmed data for those funds which have already provided complete information. It is not possible to estimate how close to these provisional results the final 2003 figure is likely to be. The later stages of the update towards the end of February can have significant effects on the bottom line.

1.   2003  Provisional  Results  - based  on an  estimated  40.8%  of the  final
     Databank.


                                             Capital      Income       Total
                                              Growth      Return      Return

IPD Universe - Portfolio Benchmark               4.0         7.0        11.0
(including transactions, development
and other active management)

IPD Index - Standing Investments
(excluding transactions, development
and active management)
All Property                                     3.5         7.2        10.6
    Retail                                       8.2         6.7        15.0
    Office                                      -4.3         7.3         3.0
    Industrial                                   3.2         8.0        11.1



2.   Size of the Databank (GBPm)

Total value updated so far      Estimated final total           % Completed


           43,611                        106,953                       40.8



3.   Sector Weightings - % of Capital Value

                                        Retail       Office         Industrial

This year's Provisional Databank
         At end-2003                      50.2         27.2               20.5
         At end-2002                      45.6         31.8               20.6

  Last year's Final Databank
         At end-2002                      47.7         33.1               15.2


(c) Investment Property Databank Ltd (IPD) February 2004. All rights conferred by law of copyright and by virtue of international copyright conventions are reserved by IPD. No part of the IPD statistics or information contained within this may be reproduced or transmitted, in any form or by any means, without the prior written consent of IPD.

   Investment Property Databank will have no liability for any losses, damages costs and expenses suffered by any persons as a result of any reliance on the information or for any errors or inaccuracies contained within.

Exhibit No. 4

                      BARCLAYS PROPERTY INDEX CERTIFICATES
                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index


                                           IPD Annual Capital      IPD Annual
                                              Growth Index1          Index1

Dec 2001 (as certified by IPD March 2002)       195.78728           778.35071
Dec 2002 (as certified by IPD March 2003)       200.90647           853.53947

                                           Monthly Proxy Capital  Monthly Proxy
                                               Growth Index2          Index2

December 2003 (estimated by IPD January 2004)      208.0              942.8
January 2004 (estimated by IPD February 2004)      208.4              949.9

                                              Capital Growth       Total Return

In month of January 2004                           0.2%                0.7%
In 2004 to end January                             0.2%                0.7%


Source: Investment Property Databank Limited ("IPD")

Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2002 contained information relating to individual properties having an aggregate value of approximately GBP102.8bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the " Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.

Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
February 13th 2004

Exhibit No. 5

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 13 February 2004 it purchased for cancellation 2,015,000 of its ordinary shares at a price of 494.42p per share.

Exhibit No. 6

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 16 February 2004 it purchased for cancellation 208,649 of its ordinary shares at a price of 491.1p per share.

Exhibit No. 7
                                                                16 February 2004


            Notification of directors' interests: Companies Act s329

The following directors of Barclays PLC notified the Company on 13 February 2004 that they purchased on 13 February 2004 the following ordinary shares in Barclays PLC at a price of 493p per share:


  DIRECTOR              BARCLAYS PLC     TOTAL BENEFICIAL  TOTAL NON-BENEFICIAL
                              SHARES   INTEREST FOLLOWING    INTEREST FOLLOWING
                           PURCHASED    THIS NOTIFICATION     THIS NOTIFICATION

  T D G Arculus               1,617                15,906                     -
  Sir Richard Broadbent         853                 2,853                     -
  H M Cropper                 1,664                 4,847                     -
  Prof. Dame Sandra Dawson    1,504                 4,312                     -
  Sir Brian Jenkins           1,443                 3,005               105,200
  Sir Nigel Rudd              1,480                12,907                     -
  S G Russell                 1,494                12,103                     -
  Dr Jurgen Zech              1,357                 6,552                     -


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 16 February 2004 that it had on 12 and 13 February 2004 exercised its discretion and released 72,772 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). None of these shares were released to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 82,725,171 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J S Varley, Mr R Davis, Mr G A Hoffman, Mr N Kheraj and D L Roberts directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

Exhibit No. 8

                                  Barclays PLC

                                SHARE REPURCHASE


Barclays PLC announces that on 16th February 2004 it purchased for cancellation 208,649 of its Ordinary shares at a price of 491.1 pence per share.

Exhibit No. 9

             Investment Property Databank - Update to December 2003

Progress Report No 2, 17 February 2004

At this point in the update, we have collected end-2003 capital value information from all clients. The records on capital and revenue flows for most funds have now been completed, and all inputs are being checked. These provisional figures are therefore based on largely unconfirmed data. It is not possible to estimate how close to these provisional results the final 2003 figure is likely to be as the final stages of the update can have significant effects on the bottom line.


1.   2003  Provisional  Results  - based  on an  estimated  98.2%  of the  final
     Databank.

                                             Capital      Income       Total
                                              Growth      Return      Return

IPD Universe - Portfolio Benchmark               4.0         6.7        10.7
(including transactions, development
and other active management)

IPD Index - Standing Investments
(excluding transactions, development
and active management)
All Property                                     3.9         7.0        10.9
    Retail                                       8.9         6.6        15.5
    Office                                      -4.0         7.3         3.3
    Industrial                                   3.6         7.9        11.5


2.   Size of the Databank (GBPm)

   Total value updated so far      Estimated final total           % Completed


           105,055                       106,953                        98.2



3.   Sector Weightings - % of Capital Value
                                        Retail       Office         Industrial

This year's Provisional Databank
         At end-2003                      51.6         29.7               15.8
         At end-2002                      47.7         33.8               15.3

   Last year's Final Databank
         At end-2002                      47.7         33.1               15.2


(c) Investment Property Databank Ltd (IPD) February 2004. All rights conferred by law of copyright and by virtue of international copyright conventions are reserved by IPD. No part of the IPD statistics or information contained within this may be reproduced or transmitted, in any form or by any means, without the prior written consent of IPD.

  Investment Property Databank will have no liability for any losses, damages costs and expenses suffered by any persons as a result of any reliance on the information or for any errors or inaccuracies contained within.

Exhibit No. 10

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 18 February 2004 it purchased for cancellation 399,000 of its ordinary shares at a price of 501.28p per share.

Exhibit No. 11

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 23 February 2004 it purchased for cancellation 985,000 of its ordinary shares at a price of 507.22p per ordinary share.

Exhibit No. 12

                                                                23 February 2004


         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust, (the "ESAS trust") notified the Company on 23 February 2004 that it had on 18 February 2004 to 19 February 2004 exercised its discretion and released 69,154 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

The independent trustee of the Barclays Group (ESAS) Trust further notified the Company on 23 February 2004 that it had on 20 February 2004 purchased a total of 9,950,000 ordinary shares in Barclays PLC at a price of 469.98p per share.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 92,606,017 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 13

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 23rd February 2004 it purchased for cancellation 985,000 of its Ordinary shares at a price of 507.22 pence per share.

Exhibit No. 14

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 24th February 2004 it purchased for cancellation 1,077,000 of its Ordinary shares at a price of 503.13 pence per share.

Exhibit No. 15

                     Transaction in Own Shares - Correction


The "Transaction in own shares" announcement released 23rd February at 17:25 under RNS Number 7323V, has been amended and should be disregarded.

The amended date and number of shares of the transaction can be seen in announcement 7462V released today at 9:51

Exhibit No. 16

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 24 February 2004 it purchased for cancellation 1,077,000 of its ordinary shares at a price of 503.13p per ordinary share.

Exhibit No. 17

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 25th February 2004 it purchased for cancellation 1,267,151 of its Ordinary shares at a price of 491.78 pence per share.

Exhibit No. 18

                                                                25 February 2004


         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust notified the Company on 24 February 2004 that it had on 23 February 2004 granted rights in the form of nil cost options to the directors of Barclays PLC listed below under the Barclays PLC Executive Share Award Scheme ("ESAS"), to acquire ordinary shares in Barclays PLC. The ESAS options are exercisable from grant for a period of two years and have been granted over a proportion of the shares which were originally provisionally allocated by the trustee under ESAS on 23 February 2001 to the directors listed below.

The number of shares under option includes an additional number of shares which have accrued in respect of dividends received by the trustee since February 2001. The total exercise price payable on any exercise of an ESAS option is GBP1.


Director                                               Shares Awarded

Mr M W Barrett                                             49,821
Mr C J Lendrum                                             20,518
Mr J S Varley                                              20,518
Mr G Hoffman                                               14,654
Mr D Roberts                                               9,759
Mr R Davis                                                 108,435


Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 92,606,017 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 19
                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 25 February 2004 it purchased for cancellation 1,267,151 of its ordinary shares at a price of 491.78p per share.

Exhibit No. 20

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 26 February 2004 it purchased for cancellation 2,430,000 of its ordinary shares at a price of 489.39p per share.

Exhibit No. 21

             Investment Property Databank - Update to December 2003

Final Index Figures  26 February 2004

1.   2003 Final Results.


                                             Capital      Income       Total
                                              Growth      Return      Return

IPD Universe - Portfolio Benchmark               4.0         6.7        10.7

(including transactions, development and other active management)

IPD Index - Standing Investments
(excluding transactions, development
and active management)
All Property                                     3.9         7.0        10.9
    Retail                                       8.9         6.6        15.5
    Office                                      -4.1         7.2         3.2
    Industrial                                   3.4         7.9        11.3



2.   Size of the Databank (GBPm)

   Total value updated so far      Estimated final total           % Completed
           105,072                       105,072                       100.0



3.   Sector Weightings - % of Capital Value
                                        Retail       Office         Industrial
This year's Provisional Databank
         At end-2003                      51.6         29.7               15.7
         At end-2002                      47.7         33.8               15.3

   Last year's Final Databank
         At end-2002                      47.7         33.1               15.2


(c) Investment Property Databank Ltd (IPD) February 2004. All rights conferred by law of copyright and by virtue of international copyright conventions are reserved by IPD. No part of the IPD statistics or information contained within this may be reproduced or transmitted, in any form or by any means, without the prior written consent of IPD.

   Investment Property Databank will have no liability for any losses, damages costs and expenses suffered by any persons as a result of any reliance on the information or for any errors or inaccuracies contained within.

Exhibit No. 22

                                  Barclays PLC

                                SHARE REPURCHASE

Barclays PLC announces that on 26th February 2004 it purchased for cancellation 2,430,000 of its Ordinary shares at a price of 489.39 pence per share.

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 3, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 3, 2004                            By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support